

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response......12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


12014186

| SEC FILE NUMBER |
|---|
| 8- 51322 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2011__ AND ENDING __12/31/2011__
                                   MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alaska Capital Management Corporation dba Aurora Securities**

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**111 CONGRESSIONAL BLVD, SUITE 114**
(No. and Street)

**CARMEL, IN  46032**
(City)                   (State)            (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**JERRY HENDRIX - 317-843-5577**
                                       (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA**
(Name – *if individual, state last, first, middle name*)

**1901 KOSSUTH STREET - LAFAYETTE, IN  47905**
(Address)               (City)           (State)          (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

```
SECURITIES AND EXCHANGE COMMISSION
            RECEIVED

          FEB 2 1 2012

02 REGISTRATIONS BRANCH
```

| FOR OFFICIAL USE ONLY |
|---|
| |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __JERRY HENDRIX__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ALASKA CAPITAL MANAGEMENT CORPORATION - dba AURORA SECURITIES__ , as of __DECEMBER 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

County of Hamilton
Commission Expires 2/14/14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__



# ALASKA CAPITAL MANAGEMENT CORPORATION
## dba AURORA SECURITIES

## REPORT ON AUDIT OF
## FINANCIAL STATEMENTS

## DECEMBER 31, 2011



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT                "NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street  |  Lafayette, IN 47905  |  765-588-4335                e@edwardoppermancpa.com  |  www.edwardoppermancpa.com

# ALASKA CAPITAL MANAGEMENT CORPORATION
## dba AURORA SECURITIES
### TABLE OF CONTENTS


## INDEPENDENT AUDITORS' REPORT

February 7, 2012

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

We have audited the accompanying balance sheet of Alaska Capital Management Corporation, as of December 31, 2011, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2011. Alaska Capital Management Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Capital Management Corporation, as of December 31, 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alaska Capital Management Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 7, 2012 expressed an unqualified opinion.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

# ALASKA CAPITAL MANAGEMENT CORPORATION
## dba AURORA SECURITIES
## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2011 and 2010

|  | 2011 | 2010 |
|---|---:|---:|
| **ASSETS** | | |
| Cash and cash equivalents | $ 55,131 | $ 51,235 |
| Accounts receivable | 5,332 | 7,176 |
| Refundable income taxes | - | 1,906 |
| Prepaid expense | 2,330 | 3,541 |
| **TOTAL ASSETS** | $ 62,793 | $ 63,858 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

|  | 2011 | 2010 |
|---|---:|---:|
| **LIABILITIES** | | |
| Accounts payable | $ - | $ - |
| Deferred federal and state income taxes | - | - |
| **TOTAL LIABILITIES** | - | - |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 in 2010 and 2009) | $ 1,000 | $ 1,000 |
| Additional Paid In Capital | 23,000 | 23,000 |
| Retained Earnings | 38,793 | 39,858 |
| **TOTAL STOCKHOLDERS' EQUITY** | 62,793 | 63,858 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 62,793 | $ 63,858 |

The accompanying notes are an integral part of the financial statements.

## ALASKA CAPITAL MANAGEMENT CORPORATION
## dba AURORA SECURITIES
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

|  | 2011 | 2010 |
|---|---|---|
| **REVENUE** | | |
| Commissions and fees | $ 173,191 | $ 186,629 |
| **TOTAL REVENUE** | 173,191 | 186,629 |
| | | |
| **EXPENSES** | | |
| Commissions | 107,641 | 118,000 |
| Occupancy and equipment costs | 48,000 | 48,000 |
| Professional fees | 10,761 | 12,731 |
| Insurance | 7,948 | 6,853 |
| Office supplies | - | 158 |
| Other operating expenses | - | 937 |
| **TOTAL EXPENSES** | 174,350 | 186,679 |
| | | |
| Income (Loss) Before Income Tax | (1,159) | (50) |
| Income Tax Benefits (Expense) | 94 | 11 |
| | | |
| Net Income Before Equity in Income of Investee | (1,065) | (39) |
| Equity in Income of Investee | - | - |
| | | |
| Net Income (Loss) | $ (1,065) | $ (39) |
| | | |
| Earning (Loss) per share of common stock | $ (1.07) | $ (0.04) |

The accompanying notes are an integral part of the financial statements.

# ALASKA CAPITAL MANAGEMENT CORPORATION
## dba AURORA SECURITIES
### STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

| | Capital Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2010 | $ 1,000 | $ 23,000 | $ 39,897 | $ 63,897 |
| Additional Paid In Capital | - | - | - | - |
| Stock Issue | - | - | - | - |
| Purchase of Shares | - | - | - | - |
| Net Income | - | - | (39) | (39) |
| Balance at December 31, 2010 | $ 1,000 | $ 23,000 | $ 39,858 | $ 63,858 |
| Additional Paid In Capital | - | - | - | - |
| Stock Issue | - | - | - | - |
| Purchase of Shares | - | - | - | - |
| Net Income | - | - | (1,065) | (1,065) |
| Balance at December 31, 2011 | $ 1,000 | $ 23,000 | $ 38,793 | $ 62,793 |

The accompanying notes are an integral part of the financial statements.

# ALASKA CAPITAL MANAGEMENT CORPORATION
## dba AURORA SECURITIES
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

|  | 2011 | 2010 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income (Loss) | $ (1,065) | $ (39) |
| (Increase) decrease in operating assets: | | |
| Accounts receivable | 1,844 | (7,176) |
| Prepaid expenses | 1,211 | (100) |
| Prepaid taxes | 1,906 | (1,902) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | - | - |
| Commissions payable | - | - |
| Income tax payable | - | (14) |
| Net Cash Provided by (Used in) Operating Activities | 3,896 | (9,231) |
| Net increase (decrease) in cash | 3,896 | (9,231) |
| Cash - beginning of year | 51,235 | 60,466 |
| Cash - end of year | $ 55,131 | $ 51,235 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES** | | |
| Cash Paid During the Year for: Taxes | $ - | $ - |

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Alaska Capital Management Corporation dba Aurora Securities (the Firm) was formed on April 26, 1989 as a corporation in the state of Alaska. The Firm is a registered securities broker dealer. The Firm was formed to offer a broad range of investment management services for the investing public within and without Alaska. On April 22, 2007 the Firm was purchased by an Indiana Corporation and elected new officers and moved operations to Carmel, Indiana. In September 2009, the Firm was re-domiciled as an Indiana Corporation. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2011 and 2010.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the years ended December 31, 2011 and 2010. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During 2011 and 2010, no advertising costs were incurred.

## NOTE 2: INVESTMENT SECURITIES

At December 31, 2011 and 2010, securities are stated at current market value. The resulting difference between cost and market is included in income.

## NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2011 and 2010 there were no payables to accrue.

## NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

Income taxes are computed as follows:

|  | 2011 | 2010 |
|---|---|---|
| Refundable federal income tax (balance due) | $ (397) | $ (7) |
| Refundable state income tax (balance due) | 303 | (4) |
| Total refundable income tax (balance due) | $ (94) | $ (11) |
| Federal income tax expense (benefit) | $ (397) | $ (7) |
| State income tax expense | 303 | (4) |
| Total income tax expense | $ (94) | $ (11) |

## NOTE 5: LEASES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses paid to such organization amounting to approximately $48,000 for the both years ended December 31, 2011 and 2010.

## NOTE 6: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.


## INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

February 7, 2012


The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana


Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.


SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

## ALASKA CAPITAL MANAGEMENT CORPORATION
## dba AURORA SECURITIES
## COMPUTATION OF NET CAPITAL REQUIREMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2011
### Schedule I

| | | | |
|---|---|---:|---:|
| 1. | Total ownership equity from Statement of Financial Condition | | $ 62,793 |
| 2. | Deduct ownership equity not allowable for Net Capital | | - |
| 3. | Total ownership equity qualified for Net Capital | | $ 62,793 |
| 4. | Add: | | |
| | a. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| | b. Other deductions or allowable in computation of net capital | | - |
| 5. | Total capital and allowable subordinated liabilities | | 62,793 |
| 6. | Deductions and/or charges: | | |
| | a. Total nonallowable assets from Statement of Financial Condition | - | |
| | b. Secured demand note deficiency | - | |
| | c. Commodity futures contracts and spot commodities-proprietary capital charges | - | |
| | d. Other deductions and/or charges | - | - |
| 7. | Other additions and/or allowable credits | | - |
| 8. | Net capital before haircuts on securities positions | | 62,793 |
| 9. | Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f)) | | |
| | a. Contractual securities commitments | - | |
| | b. Subordinated securities borrowings | - | |
| | c. Trading and investments securities | - | |
| | 1. Exempted securities | - | |
| | 2. Debt securities | - | |
| | 3. Options | - | |
| | 4. Other securities | - | |
| | d. Undue Concentrations | - | |
| | e. Other | - | - |
| 10. | Net Capital | | $ 62,793 |

The accompanying notes are an integral part of the financial statements.

**ALASKA CAPITAL MANAGEMENT CORPORATION**
**dba AURORA SECURITIES**
**COMPUTATION OF NET CAPITAL REQUIREMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2011**
**Schedule I**

---

COMPUTATION OF NET CAPITAL REQUIREMENTS

| | | |
|---|---|---:|
| 11. | Minimum net capital requested (6 2/3% of line 18) | $        - |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A | 5,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | 5,000 |
| 14. | Excess net capital (line 10 less 13) | 57,793 |
| 15. | Excess net capital at 100% (line 10 less 10% of line 18) | $   62,793 |
| 16. | Total liabilities from Statement of Financial Condition | $        - |
| 17. | Add: | |
| | a.  Drafts for immediate credit | - |
| | b.  Market value of securities borrowed for which no equivalent value is paid or credited | - |
| | c.  Other unrecorded amounts (List) | -                    - |
| 18. | Total aggregate indebtedness | $        - |
| 19. | Percentage of aggregate indebtedness to net capital (line 18 divided by line 10) | 0.00% |

The accompanying notes are an integral part of the financial statements.



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 7, 2012

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

We have audited Alaska Capital Management Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alaska Capital Management Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(CONTINUED)

(CONTINUED)

In our opinion, Alaska Capital Management Corporation, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Alaska Capital Management Corporation, and our report dated February 7, 2012 expressed an unqualified opinion.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

February 7, 2012

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2011 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

### Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

February 7, 2012

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to December 31, 2011, which were agreed to by Alaska Capital Management Corporation, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alaska Capital Management Corporation, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alaska Capital Management Corporation, Inc.'s management is responsible for Alaska Capital Management Corporation, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 less revenues reported on the FOCUS reports for the period from January 1, 2011 to March 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2011 to December 31, 2011 noting the only difference was the accrual adjustment of receivables;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

(CONTINUED)

(CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba  EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

# ALASKA CAPITAL MANAGEMENT CORPORATION
## dba AURORA SECURITIES

## REPORT ON AUDIT OF
## FINANCIAL STATEMENTS

## DECEMBER 31, 2011



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT          "NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street  |  Lafayette, IN 47905  |  765-588-4335          e@edwardoppermancpa.com  |  www.edwardoppermancpa.com

**ALASKA CAPITAL MANAGEMENT CORPORATION**

**dba AURORA SECURITIES**

**TABLE OF CONTENTS**


## INDEPENDENT AUDITORS' REPORT

February 7, 2012

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

We have audited the accompanying balance sheet of Alaska Capital Management Corporation, as of December 31, 2011, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2011. Alaska Capital Management Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Capital Management Corporation, as of December 31, 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alaska Capital Management Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 7, 2012 expressed an unqualified opinion.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

**ALASKA CAPITAL MANAGEMENT CORPORATION**
**dba AURORA SECURITIES**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2011 and 2010**

|  | 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 55,131 | $ 51,235 |
| Accounts receivable | 5,332 | 7,176 |
| Refundable income taxes | - | 1,906 |
| Prepaid expense | 2,330 | 3,541 |
| **TOTAL ASSETS** | $ 62,793 | $ 63,858 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | 2011 | 2010 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ - | $ - |
| Deferred federal and state income taxes | - | - |
| **TOTAL LIABILITIES** | - | - |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 in 2010 and 2009) | $ 1,000 | $ 1,000 |
| Additional Paid In Capital | 23,000 | 23,000 |
| Retained Earnings | 38,793 | 39,858 |
| **TOTAL STOCKHOLDERS' EQUITY** | 62,793 | 63,858 |
| | | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 62,793 | $ 63,858 |

The accompanying notes are an integral part of the financial statements.

**ALASKA CAPITAL MANAGEMENT CORPORATION**
**dba AURORA SECURITIES**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010**

|  | 2011 | 2010 |
|---|---|---|
| **REVENUE** | | |
| Commissions and fees | $ 173,191 | $ 186,629 |
| **TOTAL REVENUE** | 173,191 | 186,629 |
| | | |
| **EXPENSES** | | |
| Commissions | 107,641 | 118,000 |
| Occupancy and equipment costs | 48,000 | 48,000 |
| Professional fees | 10,761 | 12,731 |
| Insurance | 7,948 | 6,853 |
| Office supplies | - | 158 |
| Other operating expenses | - | 937 |
| **TOTAL EXPENSES** | 174,350 | 186,679 |
| | | |
| Income (Loss) Before Income Tax | (1,159) | (50) |
| Income Tax Benefits (Expense) | 94 | 11 |
| | | |
| Net Income Before Equity in Income of Investee | (1,065) | (39) |
| Equity in Income of Investee | - | - |
| | | |
| Net Income (Loss) | $ (1,065) | $ (39) |
| | | |
| Earning (Loss) per share of common stock | $ (1.07) | $ (0.04) |

The accompanying notes are an integral part of the financial statements.

# ALASKA CAPITAL MANAGEMENT CORPORATION
## dba AURORA SECURITIES
### STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

| | Capital Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2010 | $ 1,000 | $ 23,000 | $ 39,897 | $ 63,897 |
| Additional Paid In Capital | - | - | - | - |
| Stock Issue | - | - | - | - |
| Purchase of Shares | - | - | - | - |
| Net Income | - | - | (39) | (39) |
| Balance at December 31, 2010 | $ 1,000 | $ 23,000 | $ 39,858 | $ 63,858 |
| Additional Paid In Capital | - | - | - | - |
| Stock Issue | - | - | - | - |
| Purchase of Shares | - | - | - | - |
| Net Income | - | - | (1,065) | (1,065) |
| Balance at December 31, 2011 | $ 1,000 | $ 23,000 | $ 38,793 | $ 62,793 |

The accompanying notes are an integral part of the financial statements.

# ALASKA CAPITAL MANAGEMENT CORPORATION
## dba AURORA SECURITIES
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

|                                                      | 2011         | 2010         |
|------------------------------------------------------|-------------:|-------------:|
| **CASH FLOWS FROM OPERATING ACTIVITIES**             |              |              |
| Net Income (Loss)                                    | $ (1,065)    | $ (39)       |
| (Increase) decrease in operating assets:             |              |              |
|    Accounts receivable                | 1,844        | (7,176)      |
|    Prepaid expenses                   | 1,211        | (100)        |
|    Prepaid taxes                      | 1,906        | (1,902)      |
| Increase (decrease) in operating liabilities:        |              |              |
|    Accounts payable                   | -            | -            |
|    Commissions payable                | -            | -            |
|    Income tax payable                 | -            | (14)         |
|    Net Cash Provided by (Used in) Operating Activities | 3,896 | (9,231) |
| Net increase (decrease) in cash                      | 3,896        | (9,231)      |
| Cash - beginning of year                             | 51,235       | 60,466       |
| Cash - end of year                                   | $ 55,131     | $ 51,235     |

**SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES**

| | | |
|---|---:|---:|
| Cash Paid During the Year for: Taxes | $ - | $ - |

The accompanying notes are an integral part of the financial statements.

Page 5

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Alaska Capital Management Corporation dba Aurora Securities (the Firm) was formed on April 26, 1989 as a corporation in the state of Alaska. The Firm is a registered securities broker dealer. The Firm was formed to offer a broad range of investment management services for the investing public within and without Alaska. On April 22, 2007 the Firm was purchased by an Indiana Corporation and elected new officers and moved operations to Carmel, Indiana. In September 2009, the Firm was re-domiciled as an Indiana Corporation. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2011 and 2010.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the years ended December 31, 2011 and 2010. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During 2011 and 2010, no advertising costs were incurred.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2011 AND 2010

NOTE 2: INVESTMENT SECURITIES

At December 31, 2011 and 2010, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2011 and 2010 there were no payables to accrue.

NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

Income taxes are computed as follows:

|  | 2011 | 2010 |
|---|---|---|
| Refundable federal income tax (balance due) | $ (397) | $ (7) |
| Refundable state income tax (balance due) | 303 | (4) |
| Total refundable income tax (balance due) | $ (94) | $ (11) |
| Federal income tax expense (benefit) | $ (397) | $ (7) |
| State income tax expense | 303 | (4) |
| Total income tax expense | $ (94) | $ (11) |

NOTE 5: LEASES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses paid to such organization amounting to approximately $48,000 for the both years ended December 31, 2011 and 2010.

NOTE 6: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

## INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

February 7, 2012

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

**ALASKA CAPITAL MANAGEMENT CORPORATION**
**dba AURORA SECURITIES**
**COMPUTATION OF NET CAPITAL REQUIREMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2011**
Schedule I

---

| | | |
|---|---|---:|
| 1. Total ownership equity from Statement of Financial Condition | | $ 62,793 |
| 2. Deduct ownership equity not allowable for Net Capital | | - |
| 3. Total ownership equity qualified for Net Capital | | $ 62,793 |
| 4. Add: | | |
|    a. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
|    b. Other deductions or allowable in computation of net capital | | - |
| 5. Total capital and allowable subordinated liabilities | | 62,793 |
| 6. Deductions and/or charges: | | |
|    a. Total nonallowable assets from Statement of Financial Condition | - | |
|    b. Secured demand note deficiency | - | |
|    c. Commodity futures contracts and spot commodities-proprietary capital charges | - | |
|    d. Other deductions and/or charges | - | - |
| 7. Other additions and/or allowable credits | | - |
| 8. Net capital before haircuts on securities positions | | 62,793 |
| 9. Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f)) | | |
|    a. Contractual securities commitments | - | |
|    b. Subordinated securities borrowings | - | |
|    c. Trading and investments securities | - | |
|       1. Exempted securities | - | |
|       2. Debt securities | - | |
|       3. Options | - | |
|       4. Other securities | - | |
|    d. Undue Concentrations | - | |
|    e. Other | - | - |
| 10. Net Capital | | $ 62,793 |

The accompanying notes are an integral part of the financial statements.

Page 9

**ALASKA CAPITAL MANAGEMENT CORPORATION**
**dba AURORA SECURITIES**
**COMPUTATION OF NET CAPITAL REQUIREMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2011**
**Schedule I**

_____

## COMPUTATION OF NET CAPITAL REQUIREMENTS

| | | | |
|---|---|---:|---:|
| 11. | Minimum net capital requested (6 2/3% of line 18) | $ | - |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A | | 5,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | | 5,000 |
| 14. | Excess net capital (line 10 less 13) | | 57,793 |
| 15. | Excess net capital at 100% (line 10 less 10% of line 18) | $ | 62,793 |
| 16. | Total liabilities from Statement of Financial Condition | $ | - |
| 17. | Add: | | |
| | a. Drafts for immediate credit | - | |
| | b. Market value of securities borrowed for which no equivalent value is paid or credited | - | |
| | c. Other unrecorded amounts (List) | - | - |
| 18. | Total aggregate indebtedness | $ | - |
| 19. | Percentage of aggregate indebtedness to net capital (line 18 divided by line 10) | | 0.00% |

The accompanying notes are an integral part of the financial statements.


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 7, 2012

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

We have audited Alaska Capital Management Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alaska Capital Management Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(CONTINUED)

(CONTINUED)

In our opinion, Alaska Capital Management Corporation, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Alaska Capital Management Corporation, and our report dated February 7, 2012 expressed an unqualified opinion.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA


February 7, 2012

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

Reference:    Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2011 Part 11A filing.

Conclusion:   There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street  |  Lafayette, IN 47905  |  765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com  |  www.edwardoppermancpa.com

## Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

February 7, 2012

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to December 31, 2011, which were agreed to by Alaska Capital Management Corporation, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alaska Capital Management Corporation, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alaska Capital Management Corporation, Inc.'s management is responsible for Alaska Capital Management Corporation, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 less revenues reported on the FOCUS reports for the period from January 1, 2011 to March 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2011 to December 31, 2011 noting the only difference was the accrual adjustment of receivables;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

(CONTINUED)

(CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA